Exhibit 4.5

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the material terms of the capital stock of Spyre Therapeutics, Inc. (“we,” “us,” “our” or the “company”), as well as other material terms of our amended and restated certificate of incorporation (“Certificate of Incorporation”) and amended and restated bylaws (“Bylaws”) and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to our Annual Report on Form 10-K, to which this exhibit is also appended.

Our authorized capital stock consists of 400,000,000 shares of common stock, $0.0001 par value per share (“Common Stock”), and 10,000,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock”), of which 1,086,341 shares have been designated as Series A Non-Voting Convertible Preferred Stock, $0.0001 par value per share (“Series A Preferred Stock”) and 150,000 shares have been designated as Series B Non-Voting Convertible Preferred Stock, $0.0001 par value per share (“Series B Preferred Stock”).

Common Stock

Our Certificate of Incorporation authorizes the issuance of up to 400,000,000 shares of Common Stock. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

Dividend rights

Subject to preferences that may apply to any shares of Preferred Stock outstanding at the time, the holders of our Common Stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting rights

Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our Certificate of Incorporation. Accordingly, pursuant to our Certificate of Incorporation, holders of a majority of the shares of our Common Stock are able to elect all of our directors. Our Certificate of Incorporation establishes a classified board of directors, divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No preemptive or similar rights

Our Common Stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to receive liquidation distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Common Stock and any participating Preferred Stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock.

Preferred Stock

Under the terms of our Certificate of Incorporation, our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Subject to any certificates of designation, our board of directors can also increase or decrease the number of shares of any series of Preferred Stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our Common Stock and the voting and other rights of the holders of our Common Stock.

Registration Rights

Certain holders of our Common Stock, Series A Preferred Stock and Series B Preferred Stock are entitled to certain rights with respect to the registration of such securities pursuant to the terms of certain Registration Rights Agreements between us and certain holders of our Common Stock, Series A Preferred Stock and/or Series B Preferred Stock. Under the terms of the Registration Rights Agreements, we have filed registration statements to sell registrable securities. We are required to use commercially reasonable efforts to effect a registration of such shares. The Registration Rights Agreements do not include demand registration rights or piggyback registration rights. All fees, costs and expenses of underwritten registrations under these agreements will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Anti-Takeover Provisions

The provisions of Delaware law, our Certificate of Incorporation and our Bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”) regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•    prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•    upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•    At or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•    any merger or consolidation involving the corporation and the interested stockholder;

•    any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•    subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•    any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•    the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaw Provisions

Our Certificate of Incorporation and our Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•    Board of Directors vacancies. Our Certificate of Incorporation and Bylaws authorize our board of directors to fill vacant directorships, including newly created seats unless the board of directors determines that any such vacancies shall be filled by the stockholders. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•    Classified board. Our Certificate of Incorporation provides that our board is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•    Stockholder action; special meetings of stockholders. Our Certificate of Incorporation and Bylaws provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws. Further, our Certificate of Incorporation and
Bylaws provide that special meetings of our stockholders may be called only by a majority of our entire board of directors, the chairperson of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•    Advance notice requirements for stockholder proposals and director nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•    No cumulative voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Certificate of Incorporation and Bylaws do not provide for cumulative voting.

•    Directors removed only for cause. Our Certificate of Incorporation provides that stockholders may remove directors only for cause.

•    Amendment of charter provisions. Any amendment of the above provisions in our Certificate of Incorporation requires approval by holders of at least two-thirds of our outstanding Common Stock, provided that if two-thirds of our entire board of directors approves such an amendment, then only the approval of a majority of holders is required.

•    Issuance of Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of Preferred Stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of Preferred Stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by merger, tender offer, proxy contest or other means.

•    Choice of forum. Our Certificate of Incorporation and Bylaws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Certificate of Incorporation or our Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. In addition, our Bylaws also provide that the federal district courts of the United States is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions will not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock, our Series A Preferred Stock and our Series B Preferred Stock is Equiniti Trust Company, LLC (previously known as American Stock Transfer & Trust Company LLC). The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

Exchange Listing

Our Common Stock is listed on The Nasdaq Global Select Market under the symbol “SYRE.”